# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Five Star Bancorp, CIK 0001275168
CUSIP: 33830T103
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 3100 Zinfandel Drive, Suite 100, Rancho Cordova, California (CA), 95670
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-22-123091
Filed by CIK 0001440291

## Reporting persons
- Davis Partnership, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 1,511,500; shared voting power 0; sole dispositive power 1,511,500; shared dispositive power 0; aggregate amount beneficially owned 1,511,500 (7.1% of the class)
- Davis Asset Management, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,511,500; shared voting power 0; sole dispositive power 1,511,500; shared dispositive power 0; aggregate amount beneficially owned 1,511,500 (7.1% of the class)
  Comment: Shares reported in this table are held by Davis Partnership, L.P., of which the Reporting Person is the sole general partner.
- Davis Capital Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,511,500; shared voting power 0; sole dispositive power 1,511,500; shared dispositive power 0; aggregate amount beneficially owned 1,511,500 (7.1% of the class)
  Comment: Shares reported in this table are held by Davis Partnership, L.P. The Reporting Person is the sole general partner of Davis Asset Management, L.P., which is the general partner of Davis Partnership, L.P.
- Lansing A. Davis: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,511,500; shared voting power 0; sole dispositive power 1,511,500; shared dispositive power 0; aggregate amount beneficially owned 1,511,500 (7.1% of the class)
  Comment: Shares reported in this table are held by Davis Partnership, L.P. The Reporting Person is the managing member of Davis Capital Partners, LLC, the sole general partner of Davis Asset Management, L.P., which is the general partner of Davis Partnership, L.P.

## Item 1. Issuer
Name of issuer: Five Star Bancorp
Address of issuer's principal executive offices: 3100 Zinfandel Drive, Suite 100, Rancho Cordova, CA, 95670

## Item 2. Person Filing
Name of person filing: This joint statement on Schedule 13G is being filed by Davis Partnership, L.P., a Delaware limited partnership (the "Fund"), Davis Asset Management, L.P., a Delaware limited partnership and the sole general partner of the Fund (the "General Partner"), Davis Capital Partners, LLC, a Delaware limited liability company and the sole general partner of the General Partner (the "Ultimate GP"), and Lansing A. Davis, the managing member of the Ultimate GP (together with the Fund, the General Partner and the Ultimate GP, the "Reporting Persons").
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is 3 Harbor Drive, Suite 301, Sausalito, CA 94965.
Citizenship: The Fund is a Delaware limited partnership; the General Partner is a Delaware limited partnership; the Ultimate GP is a Delaware limited liability company; and Mr. Davis is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,511,500 shares of common stock, no par value (the "Common Stock"). The percentages of beneficial ownership reported herein, and on each Reporting Person's cover page to this Schedule 13G, are based on a total of 21,319,083 shares of Common Stock issued and outstanding as of November 4, 2024, as reported in the quarterly report of the Issuer on Form 10-Q for its fiscal quarter ended September 30, 2024. The amounts and percentages of beneficial ownership reported herein are as of December 31, 2024.
Percent of class: 7.1%
Sole power to vote or to direct the vote: 1,511,500
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,511,500
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Davis Partnership, L.P.: /s/ Lansing A. Davis, Lansing A. Davis, Managing Member of General Partner of General Partner (02/14/2025)
- Davis Asset Management, L.P.: /s/ Lansing A. Davis, Lansing A. Davis, Managing Member of General Partner (02/14/2025)
- Davis Capital Partners, LLC: /s/ Lansing A. Davis, Lansing A. Davis, Managing Member (02/14/2025)
- Lansing A. Davis: /s/ Lansing A. Davis, Lansing A. Davis (02/14/2025)